SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Conference Call Presentation 3Q18

November 2018

Eletrobras

Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past events** but reflect **beliefs and expectations of our administration** and may constitute estimates and projections about **future events** pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believe", "may", "may", "estimate", "continue", "Anticipates," "intends," "hopes," and the like aims to identify **estimates that necessarily involve risks and uncertainties**, **known or unknown**.

Risks and uncertainties known include, but are not limited to: **economic**, **regulatory**, **political and commercial conditions** general in Brazil and abroad, **changes in interest rates**, **inflation and value of the Real**, **changes in volumes and the pattern of electric energy use by the consumer**, **competitive conditions**, our level of **indebtedness**, the possibility of receiving **payments related to our receivables**, **changes in the levels rain and water** in the reservoirs used to operate our hydroelectric dams, our **financing plans and capital investment**, **government regulations** and other risks described in our annual report and other documents registered in

Estimates and projections refer only to the date on which they were expressed and we do not assume **any obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and **the investor should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

Highlights



Market - Highlights

Generation

Variation 3Q18/3Q17	Energia vendida (%)	Av. price (%)
Regulated Mkt	-10.9%	-8.4%
Free mkt	-33.9%	37.5%
O&M – Law 12.783/12	NA	NA
Sobradinho	1.7%	3.1%
Itumbiara	48.3%	2.0%

Aggregation of **828 MW/year**

Belo Monte: 611MW
São Manuel :175 MW
Casa Nova 3: 28 MW
Anta:14 MW

Transmission

Empresa	RAP Variation 3Q17 x 3Q18 Law 12.783	RAP Variation 3Q17 x 3Q18 - Exploration
Chesf	-9,2%	-10,6%
Eletronorte	-1,5%	3,0%
Eletrosul	-9,2%	4,5%
Furnas	-3,1%	-26,0%
Amazonas GT		3,5%

Physical aggregation
222 Km of TL/year

Aggregated RAP
R$ 80 million/year

- **TL 230 kV Mascarenhas / Linhares TL 500 kV Brasília Leste / Luziânia C1 and C2**
- **TL 230 kV Foz do Chapecó / Pinhalzinho C1**

Distribution

11.7 GWh Sold Energy

9M17 X 9M18	Energy (%)	Revenue (%)
Amazonas	1.3%	15.5%
Boa Vista	4.0%	13.9%
Ceal	-0.5%	24.0%
Cepisa	1.8%	38.6%
Ceron	3.3%	12.1%
Eletroacre	-0.5%	1.6%

Regulation

R$ 1.03 bi | **Gain GAG** Melhoria

Angra 3 Reference Price Review | CNPE Recommendation: R$ 480,00/MWh

Investiments

R$ 2,830 milion investments, with emphasis on Transmission and Generation project

Dinvestiments

Sale of 4 **Distribution Companies**

R$ 1.3 billion

Eletrobras Distribuição Piauí – Equatorial

Eletrobras Distribuição Acre, Eletrobras Distribuição Rondônia – Energisa

Eletrobras Distribuição Roraima – Consórcio Oliveira Energia

Sale of SPEs in the auction 09/27/2018

Indebtedness

Net Debt / Management Ebitda


6.1
2017
3.3
3Q18
< 3
PDNG Target

Non recurring items – 3Q18

Revenue Proinfa	**R$ 810 million**	Reclassification of Revenue and Cost of Energy Purchased for Resale
Compulsory Loan	**R$ 1,518 million**	Provision, of which R$ 1,389 related to the completion of the base review.
Contingencies Chesf	**R$ 301 million**	GSF Sobradinho (R$ 241) million and others
SPEs Provision	**R$ 418 million**	Losses for Investments Available-for-sale SPEs for fair value adjustment
TPU Santa Cruz	**R$ 328 million**	Provision of Onerous Contract

Financial Highlights 3Q18

IFRS

NET REVENUE

Bruna refazer

3Q17 R$ 8,892 million | **3Q18** R$ 8,936 million

+0,5% over 3Q17

IFRS

EBITDA

3Q17 R$ 2,249 million | **3Q18** R$ 189 million

-92% over 3Q17

IFRS

NET RESULT

3Q17 R$ 550 million | **3Q18** (R$ 1,613) million

-393% over 3Q17

Non-recurring items	Net Revenue		EBITDA		Net Result	
	3Q17	3Q18	3Q17	3Q18	3Q17	3Q18
IFRS	**8,892**	**8,936**	**2,249**	**189**	**550**	**-1,613**
RBSE/Construction/Proinfa	-1,887	-1,444	-820	-943	-820	-943
Retroactive Tariff Asset	-	-	800	2,201	800	2,201
Contingencies			-1.458	-126	-1,458	-126
Onerous Contracts / Impairment / Losses on Invest	-	-	0	418	0	418
Provision for losses on investments classified as held for sale	-	-	704	9	1.435	560
Managerial	7,006	7,491	1,475	1,748	507	497

NET REVENUE MANAGERIAL

3Q17 R$ 7,006 million | **3Q18** R$ 7,491 million

+ 7% over 3Q17

EBITDA MANAGERIAL

3Q17 R$ 1,475 million | **3Q18** R$ 1,748 million

+ 18% over 3Q17

NET RESUL MANAGERIAL

3Q17 R$ 507 million | **3Q18** R$ 497 million

-2% over 3Q17

Financial Highlights 9M18

IFRS

NET REVENUE

9M17
R$ 26,847 million

9M18
R$ 28,105 million

+ 5% over 9M17

IFRS

EBITDA

9M17
R$ 9,140 million

9M18
R$ 6,769 million

-26% over 9M17

IFRS

NET RESULT

9M17
R$ 2,272 million

9M18
R$ 1,275 million

-44% over 9M17

Non-recurring items	Net Revenue		EBITDA		Net Result	
	9M17	9M18	9M17	9M18	9M17	9M18
IFRS	**26,847**	**28,105**	**9,140**	**6,769**	**2,272**	**1,275**
RBSE/Construction/Proinfa	-6.852	-4,499	-4,940	-3,169	-3,386	-3,169
Retroactive Tariff Asset	0	-2,810	0	-2,810	0	-2,810
Contingencies	-	-	1,921	3,714	1,921	3,714
Onerous Contracts / Impairment / Losses on Invest			-2,531	-424	-2,531	-424
Provision for losses on investments classified as held for sale	-	-	0	418	0	418
Othe non recurring items	-	-	1,620	-295	1,634	1,750
Managerial	**19,995**	**20,796**	**5,210**	**4,204**	**-89**	**754**

NET REVENUE MANAGERIAL

9M17
R$ 19,995 million

9M18
R$ 20,796 million

+ 4% over 9M17

EBITDA MANAGERIAL

9M17
R$ 5,210 million

9M18
R$ 4,204 million

-19% over 9M17

NET RESULT MANAGERIAL

9M17
(R$ 89) million

9M18
R$ 754 million

+945% over 9M17

Financial



Gross Revenue 3Q18

R$ Million



RBSE: R$ 904
Construction: R$ 415
3% R$ 353 million
RBSE: R$ 1,039
Construction: R$ 502
9% R$ 772 million
10,934
1,319
642
8,974
16
3%
334
8%
92
-9%
84
34%
293
+11%
137
36%
9,746
1,541
11,287
Gross Revenue IFRS 3Q17
Non-recurring items
Proinfa
Managerial Gross Revenue 3Q17
Generation O&M Regime
Generation Exploration Regime
Transmission – O&M Regime
Transmission – Exploration Regime
Distribution
Other Revenues
Managerial Gross Revenue 3Q18
Non-recurring items
Gross Revenue IFRS 3Q18

Generation

O&M: Annual readjustment of RAG and changes in the CFURH values,.

EXPLORATION: **Amazonas GT:** +R$ 252 million energy of Mauá 3 in the short term
Furnas: +R$ 128 million,seasonality of contracts and PLD, compensated by:
Eletronorte: termination of contracts (-R$ 75 million with a 28% reduction in contracted energy (325MWavg)

Transmission

O&M: **Furnas**: reduction of AAR in R$ 127 million, of contract 062.

EXPLORATION: **Furnas:** update of the transmission financial assets of SPE Transenergia Goias by R$ 10 million.

Annual update of the AAR of the Subsidiaries of 2.6% average, with the aggregate AAR of operating regime of R$ 14 million.

Eletronorte ETE, PVTE and LVTE totaling R$ 34 million in return on investment.

Distribution

Cepisa: tariff increase by 27.6% and tariff flags by R$ 214 million.

Amazonas D: tariff readjustment of 17% (R$ 110 million)

Ceal: negative adjustment of the CVA of the 2018 cycle with reversal in (R$ 287 million)

Other Revenues

Eletronorte: increase in the value of the rendering of services for Norte Energia of R$ 12 million and sale of fixed assets (R$ 8 million)
Distribution Companies: increase in revenues by R$ 77 million ;

Eletroacre: unitization (R $ 24 million); subsidy to compensate for tariff discounts in Amazonas D (R$18 million).

For purposes of comparison between periods, in the Gross Revenue IFRS, Proinfa's revenues are excluded from the purchase price of energy for resale of Proinfa - IFRS 15.

Operating Costs
(R$ million)

Consolidated	3Q17	3Q18	%
IFRS Costs	3,928	3,498	-11%
Managerial Costs	2,861	2,996	5%



Non-recurrent Items:
Proinfa R$652 million
Construction R$415 million
Non-recurrent Items:
Construction R$502 million
1,067
344
1,940
576
502
910
1,440
1,137
19%
-26%
97%
3Q17
3Q18
Non-Recurrent Items
Charges using electric energy grid
Energy purchased for resale
Fuel for electric energy production

Charges using electric energy grid:
Increase of R$ 80 million:

- **Distribution Companies:** beginning of the payment of RBSE of transmition companies according to Ordinance 120/MME;

Energy purchased for resale:
Decrease:

- **Ceron** - reduction of R$ 200 million reduction of Termonorte's physical guarantee and reduction of the cut-off factor by 4.3%
- **Eletronorte** – reduction of R$ 75 million due to the deprecation of 345Mwavg (-R$ 75 million);
- **Furnas** - reduction of R$ 64 million in energy purchased at CCEE,
- **Amazonas GT** - reduction of R$ 44 million due to the higher generation of TEU Aparecida and Mauá Bloco

Increase:

- **Ceal** - short-term energy acquisition (R$ 49 million, Reserve Energy (R$ 11.4 million).

Fuels: Increase of R$ 561 million
Amazonas D – Gloss R$ 260 million, CCC expenses of R$ 99 million in 3Q17.
Amazonas GT - increase of 52 million from the start of Mauá's gas consumption, 3 and CCC reimbursement (+ R $ 48 million).

Furnas - Increase in fuel price - TPU Santa Cruz (R$ 53 million)

For comparative purposes, the cost of purchasing energy for resale of Proinfa is treated as non - recurring, since in 3Q18 it was reduced from Proifa revenue - IFRS 15.

Personnel, Supplies, Service and Others
(R$ million)

Consolidated	9M17	9M18	%
PMSO IFRS	9,007	9,062	0.6%
PMSO Managerial	8,072	8,245	3.9%

Consolidated	3Q17	3Q18	%
PMSO IFRS	2,731	2,931	7.3%
PMSO Managerial	2,631	2,917	10.9%



O
S
M
P
100
303
665
109
1,554
15
656
697
72
1,492
+117%
+5%
-34%
–4%
3Q17
3Q18



935
1,190
1,838
227
4,818
817
1,464
1,985
219
4,578
+23%
+8%
-4%
–5%
9M17
9M18
Non-recurrent items
Others
Services
Material
Personnel without PAE/PDC

Personnel 3Q18

- Reduction of costs by PAE, PDC, risk reduction and overtime, **totaling R$ 80 million**,
- Collective bargain, 1.7% increase

Supplies 3Q18

Decrease by R$ 38 million

Amazonas GT
-R$ 19 million lower maintenance of the Mauá Power Plant Complex

Eletronuclear
-R$ 18 million for non-realization of stop maintenance for 3Q18.

Services 3Q18

- **Increase of R$ 21 million**
- Consulting Services at the Holding Company (R$ 45 million):CSC (R$ 10 mm); SAP (R$ 2 million); Deloitte - Internal controls (R$ 6 mm
- Eletronuclear (R$ 20 million) non-stop for maintenance and by Amazonas D (R$ 24 million) - reduction in "Technical Service" and "Maintenance and Conservation of Equipment.

Others 3Q18

Cepisa (R$ 21.4 million) in particular for loss on prescribed credits
Amazonas D: (R$ 94 million) in particular due to cut factor

Non-recurrent key items 3Q18

PAE Cost	PDC Cost	Eletrosul	Independent Investigation Cost
R$ 90 million	Reversal of R$ 3 million	R$ 46 million of fines for expiry of Lot – A	R$ 15 million

Operating Provisions

R$ Million

Amounts in R$ million	3Q17	3Q18	%	Balance on 09/30/18
Warranties	9	10	20%	524
Contingencies	-410	-683	67%	26,760
Compulsory Loans Contingencies	-390	-1,518	289%	18,198
PCLD – costumers and resellers	-54	-123	126%	1,807
PCLD – financing and loans	-5	-5	-8%	285
Onerous Contracts	744	147	-80%	1,477
Provision/reversal w/losses on investments	17	5	-68%	1,856
Provision/reversal for losses on investments classified as held for sale	0	-418	-	418
Impairment	713	-21	-103%	17,452
Provision ANEEL CCC	-349	0	-100%	
TFRH – Pará Rate	-273	0	-100%	0
Others	-249	-219	-12%	Not available
Total	-248	-2,824	1,040%	68,778

Chesf: (R$ 301) million concerning GSF lawsuits

Compulsory Loans, so that (R$ 1,389) million, base recomposition of lawsuits.

PCLD - Impact of application of IFRS 9

Constitution
Santa Cruz – (R$ 290 million)
Reversal
Angra 3: R$ 236 million
Coaracy Nunes: R$ 130 million

Adjustment of the fair value of SPEs included in the Auction of 9/27/2018 to the minimum price.

Constitution
Angra III: (R$ 236 million)
TPU Santa Cruz: (R$ 38 million)

Compulsory Loan Contingencies


15,037
1,159
1,390
613
18,198
7,522
2,137
5,378
9,353
2,431
6,414
3Q17
4Q17 (1st Step)
3Q18 (2nd Step)
Other Adjustments provision between periods
3Q18
Principal
Compensatory Interest
Moratorium Interest

The Management has been adopting the following measures:

Step 1: Reassessment by legal counsel of the risk classification of the lawsuits- treated in 4Q17 (R$ 1,159 million);

Step 2: Recomposition of lawsuit data (citation dates, amounts of credits involved and etc.) - contracting of legal advice - treated in 3Q18 (R$ 1,390 million)

Next steps:

Complete the alternatives to reduce contingency: studies of debt capitalization, agreements and others.

Ebitda 3Q18
(R$ million)



Highlights:
- RBSE: R$ (820) mi
- Contingencies: R$ 800 mi
- Onerous Contr: R$ (744) mi
- Impairment: R$ (713) mi
- Provision ANEEL CCC R$349 mi
-92% (R$ 2,060 million)
18% R$ 273 million
Highlights:
- RBSE: R$ 943 m
- Contingencies: (R$ 2.201) mi
- Onerous Contr: R$ 147mi
- Provision Invest: (R$ 418) mi
2,249
774
1,475
728
+10%
135
+5%
285
+11%
35
+12%
1,748
1,559
189
EBITDA CVM 3Q17
Non-Recurring Items
Managerial EBITDA 3Q17
Managerial NOR and Eq. Part
Operating Costs
Managerial PMSO
Operating Provisions
Managerial EBITDA 3Q18
Non-Recurring Items
EBITDA CVM 3Q18

Managerial NOR and Equity Participation:
Amazonas GT: + R $ 252 million - Mauá 3 short-term sold to LDP;
Tariff rate asset of the designation period: + R $ 285 million;
Shareholdings: + R $ 244 million) in particular North Energy - + R $ 188 million

Managerial Operating Costs:
Amazonas D - Gloss of R$ 260 CCC million
Amazonas GT: +52 million - fuel consumption of Mauá 3
Furnas: + R $ 53 million - Increase in fuel prices - UTE Santa Cruz
Energy purchased for resale: - R $ 191 million

Managerial PMSO:
- Consulting Services at the Holding Company (R$ 45 million)
- **Cepisa** (R$ 21.4 million): loss on prescribed credits
- **Amazonas D** (R$ 94 million): cutting factor
- **Furnas**:Tractebel indemnification (R$ 39 million)

Managerial Operating Provisions:

PCLD consumers and resellers - Impact of application of IFRS 9 (R$ 342)
Other provision: reduction on R$ 30 million

Financial Result 3Q18
(R$ million)



Financial Result
3Q17
3Q18
-938
-988
Financial Revenue
74%
1,315
373
377
566
2,289
454
1,164
670
3Q17
3Q18
Interest Revenue and investments
Active exchange variations
Other financial revenues
Financial Expenses
45%
2,253
1,388
393
472
3,277
1,028
1,244
1,005
3Q17
3Q18
Debt Charges
Passive exchange variations
Other financial expenses

Interest income and financial investments and Net monetary restatement - Reduction of indexes (Selic, IPCA and others).

Charges - Reduction in the balance of loans and financing and reduction of indexes with Caixa, BB, CEF and Caf.

Other Financial Results – Eletronorte: Losses in derivatives due to the fall in the Selic rate to have surpassed the gain with the appreciation of the dollar and aluminum price (R$ 186 million); Eletrobras: monetary restatement on provision for Compulsory Loan (R$ 197 million)

Net profit
(R$ million)



56
2,832
-1,613
1Q18
2Q18
3Q18



-44%
2,272
1,275
9M17
9M18

3Q18

1. (+) RBSE Revenue - R$ 1,039 million
2. (-) Operating Provisions: (R$ 2,824 million)
   - (R$ 1,518 million) - Compulsory Loan
   - (R$ 301 million) - Provision Chesf de GSF HPU Sobradinho and others
   - (R$ 417 million) - Losses for Investments Available-for-sale SPEs for fair value adjustment
   - (R$ 328) - Onerous Contract TPU Santa Cruz
3. (-) Loss of Distributors (R$ 998 million)

9M18

1. (+) Revenue from tariff assets arising from recognition by Ordinance No. 301/2018 - R$ 4.2 billion
2. (-) Operating Provisions: R$ 3,571 million
3. (+) Receipt of RBSE - R$ 3,492 million
4. (+) Reversal of provision for Pará Rate - R $ 1.3 billion
5. (-) Consensus Dismissal Plan - PDC R$ 293 million
6. (-) Registration agreement Cepisa / Agespisa / Sefaz-PI - R$ 231 million
7. (-) Registration of tax provision referring to the lawsuit filed by the Government of the State of Rondônia for collection of ICMS - R$ 563 million

Result by segment 9M18

R$ million		G & T Total	G & T Variation
ROL	**9M18**	**19,477**	**-11%**
	9M17	21,909	
(–) PMSO	**9M18**	**-5,511**	**-11%**
	9M17	-6,218	
(–) Operational costs and expenses	**9M18**	**-6,410**	**-15%**
	9M17	-7,575	
Ebitda	**9M18**	**8,787**	**-5%**
	9M17	9,223	
Financial result	**9M18**	**-1,986**	**1%**
	9M17	-1,969	
Net Income	**9M18**	**4,146**	**-16%**
	9M17	4,924	

Amortization RBSE

	RBSE	(–) IR	RBSE net.
9M18	**3,492**	**1,187**	**2,305**
9M17	3,731	1,269	2,463

ROL GT

- Proinfa: about (R$ 2 billion) - Reclassification of Energy Expenditure Purchased for Proinfa Resale as a revenue reducer. Without this effect, NOR would have reduced only 2%;
- Eletronorte: (R$ 263 million) - Unhire of 325 Mwavg.

PMSO GT

- Reduction of costs of approximately R$ 276 million by PAE, PDC, risk reduction and overtime, offset by a 1.7% increase in ACT 2018/2019).
- Reduction of material in Eletronuclear (R$ 7mm)
- Amazonas GT (R$ 6mm) for the lower maintenance of the Mauá Power Plants Complex

Costs and Expenses GT

- Energy Purchased for Proinfa Resale (R $ 2bi) - reclassification
- Reversal of Pará's Rate in Eletronorte: R $ 1.1 billion
- Eletronorte: Reduction R $ 75 million descontratação (345Mwmed)
- Amazonas GT - Reduction of energy purchased by the largest generation of UTE Aparecida and Mauá Block
- Increase of fuel: Furnas for R $ 129 million - largest dispatch of UTE Santa Cruz; Amazonas GT - start of Mauá gas consumption;

Financial Result GT

- Financial discipline: reduction of indebtedness with CEF, BB and CAF

Financial Statements' Subsequent Events

Distribution Companies negative equity

- **Uncovered Equity reversal of distribution companies already sold**

Auction sales already performed (Cepisa, Eletroacre, Ceron, Boa Vista)

	Cepisa	Eletroacre	Ceron	Boa Vista	Subtotal (A)	Ceal (B)	Amazonas D (C)	Total (A,B,C)
Negative Equity Value 2Q18	-1,192	-457	-2,840	-714	**-5,203**	-1,010	-13,632	**-19,845**
Eletrobras Capitalization	0,05	114	1,833	342	**2,289**	0,05	8,911	**11,200**
Post-Privatization Reversal Potential	-1,192	-344	-1,007	-372	**-2,914**	-1,010	-4,721	**-8,645**

Reversal of the distributors' short-term liabilities, with a positive effect on the results of Eletrobras, according to the date of the execution of the share purchase agreement.

Subsequent events to 3Q18

- **Revenue from sale of SPEs**

R$ 1.3 billion, net of costs**, with a potencial positive net result of approximately R$ 400 million**
– Effect depends on the signature of the transfer contracts

GAG "melhoria" accounting

In 3Q18, the Company received **R$ 264 million**, of GAG improvement but recorded only as "advances" until the company completes its investment plan and verifies the investment costs to be deducted from the accounting of this revenue.

The monthly consolidated GAG improvement amounts that will be received amount to **R$ 89.7 million**

Chesf	Furnas	Eletronorte
60.0	29.0	0.7

- **New Impairment Test of Angra 3**

Operating Provision: R$ 11.3 billion
Physical advance of 62%

This presentation may contain estimates and projections. See Disclaimer.

Business and Management Master Plan



Challenge 2021/22: Operational Excellence

Recurrent PMSO / Regulatory PMSO



2.5
2.0
1.5
1.0
0.5
0.0
1.33
1.33
1.14
1.14
1.00
2017
1Q18
2Q18
3Q18
Goal 2018

CSC	**Go Live** Jul/2018 **86%** realization
Gains GAG Improvement	**R$ 1.03 billion**
ProERP: *Go Live*	**Stage 1** **100%** Mar/2018 **Stage 2** Dec/2018 est. **Stage 3** Mar/2019 est.
Resolution CNPE	**R$ 480/MWh** recommended tariff to make the Angra 3 viable

	Extraordinary Retirement Plan 2017	Consensual Dismissal Plan – 1st Stage 1S18	Consensual Dismissal Plan – 2nd Stage 2S18	Overtime, risk remuneration, warnings	Organizational restructuring
Employees disconnected	2,056	732	2,281 goal	R$ 55 milion savings	R$ 55 mi / year saving
Cost	R$ 574 million	R$ 185 million	R$ 730 million estimated		
Saving	R$ 853 million / year	R$ 255 million / year	R$ 660 million / year estimated		

Personnel costs reduction

-52.4% of employees

-51.6% of personnel costs

R$ million



26,008
R$ 6,549
Personnel 2016
1,944
R$ 350
Privatization CELG D 2016
2,056
R$ 853
PAE 2017
732
R$ 255
PDC 1st part 2018 Estimado
3,688
R$ 698
Privatization Ceron, Cepisa, Acre, Boa Vista 2018 Estimated
1,688
R$ 386
Privatization Amazonas 2018 Estimated
1,260
R$ 178
Privatization Ceal 2018 Estimated
2,281
R$ 660
PDC 2nd part 2018 Estimated
12,359
R$ 3,168
Goal of PEERSONNEL PDNG

Material, Supplies and Others



-49% of Costs of Material, Services and Others
R$ million
5,876
650
376
4,849
863
750
160
109
2,969
MSO 2016
CELG
Management Initiatives
MSO 2017
Privatization Ceron, Cepisa, Acre, Boa Vista 2018 Estimated
Privatization Amazonas 2018 Estimated
Privatization Ceal 2018 Estimated
Management Initiatives
MSO 2019 Estimated

Management Initiatives

Reduction of:

- Rents
- Insurance
- Secretary
- Travels
- Security guards

Net Debt

Goal	Net Debt / EBITDA < 3,0

R$ million



Net Debt / Ebitda
23.4
23.4
23.4
22.7
20.3
18.6
17.6
19.9
6.1
5.7
4.7
4.1
3.7
3.7
3.4
3.3
dez-16
mar-17
jun-17
set-17
dez-17
mar-18
jun-18
set-18
Net Debt
Net Debt/Management EBITDA

EBITDA (LTM)	3.8	4.0	4.9	5.5	5.5	5.0	5.2	6.0*

Net Debt	09/30/2018
GROSS DEBT	**43,428**
(-) RGR of other companies[1]	1,147
(-) Purchase of shares of distributors with RGR resources[2]	532
(-) Debt with Third Party Distributors Sold Pro forma [3]	1,372
(+) Assumption of debt Distributors Sold Pro forma[3]	2,807
= GROSS DEBT Pro forma	**43,183**
(-) (Cash and Cash Equivalents + Securities)	7,514
(-) Financing Receivable without RGR[1]	10,191
(-) Financing Receivable from Distributors Sold (RO/RGR) Pro Forma[3]	3,343
(-) Net balance of Itaipu Financial Asset	2,160
Net Debt	**19,975**

1. Financing and related receivables, with RGR resources, owed by a company outside the Eletrobras group (R$ 1,372 million) were excluded, since Eletrobras acted as the sole administrator of the RGR Fund;
2. RGR liabilities referring to the federalization of the CEAM Distributor, incorporated by Amazonas D, and to the purchase of Celpa's shares, to be paid pursuant to Articles 21-A and 21-B of Law 12,783 / 2013 (R$ 532 million);
3. In IFRS, debt and credit transactions, due to the sale of the distributors Cepisa, Ceron, Eletroacre, Boa Vista, according to 171st AGE, will occur only in 4Q18, according to the signing of the contracts, but was treated pro forma due to sales at the auctions.

*Excluded Ebitda from Ceron, Cepisa, Eletroacre and Boa Vista

This presentation may contain estimates and projections. See Disclaimer.

Investments PDNG 2018-2022

Detailing (R$ million)	Budgeted 2018	Accomplished 3Q18	Accomplished 9M18	Accomplished 9M18 (%)	2018 - 2022
Corporate Enterprises	**4,382**	**848**	**2,070**	**47%**	**14,239**
Generation	1,321	242	**499**	38%	5,157
Transmission	2,367	380	**869**	37%	7,300
Infrastructure and Others	434	97	**291**	67%	1,523
Distribution*	260	129	**412**	158%	260
Investiments in SPEs	**1,826**	**128**	**760**	**42%**	**5,517**
Generation	1,490	127	**731**	49%	4,837
Transmission	336	1	**29**	9%	680
Total	**6,208**	**976**	**2,830**	**46%**	**19,756**


R$ billion
50.3
35.7
19.7
PDNG 2015-2019
PDNG 2017-2021
PDNG 2018-2022

Privatization of the distribution companies


Eletrobras
Distribuição Roraima
Eletrobras
Distribuição Piauí
Eletrobras
Distribuição Acre
Eletrobras
Distribuição Rondônia

Month	Company	Auction winner	Tariff reduction	Grants
June 2018	Cepisa	Equatorial	8.52%	R$ 95 millions
August 2018	Eletroacre	Energisa	3.27%	-
	Ceron	Energisa	1.75%	-
	Boa Vista	Consórcio Oliveira Energia	-	-

Homologation of Results

08/28/2018 - Cepisa and 10/5/2018 - Ceron, Boa Vista and Eletroacre

Control Transfer

10/17/2018 - Cepisa; 10/30/2018 - Ceron; until 12/05/2018 - Boa Vista and Eletroacre

Privatization of Amazonas D and Ceal



Eletrobras
Distribuição Amazonas

Eletrobras
Distribuição Alagoas

Amazonas Energia

Auction – 11/27/2018

Ceal

Suspended - Civil Action No. 3,132/DF

Investor Relations

Eletrobras

www.eletrobras.com.br/elb/ri
ombudsman-ri@eletrobras.com
+55 21 2514 6331
+55 21 2514 4637